OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.                      )*

WSB Financial Group, Inc.
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
92933E 10 8
(CUSIP Number)
David K. Johnson
President and Chief Executive Officer
607 Pacific Avenue
Bremerton, Washington
98337
(360) 405-1200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 12, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	92933E 10 8

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Louis J. Weir

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

☐

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF, SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

7	SOLE VOTING POWER:

NUMBER OF	361,541 (including 79,858 options to purchase the Issuer’s common stock which are either fully exercisable or will be fully exercisable within 60 days of the date of this Schedule 13D)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING PERSON WITH
361,541 (including 79,858 options to purchase the Issuer’s common stock which are either fully exercisable or will be fully exercisable within 60 days of the date of this Schedule 13D)

10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

361,541

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

ITEM 1. SECURITY AND ISSUER
This statement relates to the shares of common stock, $1.00 par value of WSB Financial Group, Inc., a Washington corporation (the “Issuer”). The Issuer’s principal executive offices are located at 607 Pacific Avenue, Bremerton, Washington 98337.
ITEM 2. IDENTITY AND BACKGROUND

(a)	The name of the reporting person is Louis J. Weir (the “Reporting Person”). The Reporting Person is an individual.

(b)	The Reporting Person’s business address is P.O. Box 3650, Silverdale, WA 98383

(c)	The Reporting Person is the Chairman of the Board of the Issuer. The Reporting Person’s principal occupation is as a private investor.

(d-e)	The Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws during the past five years.

(f)	The Reporting Person is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS
All of the Shares beneficially owned by the Reporting Person were purchased with personal funds generated and held by the Reporting Person with the exception of [1,435] shares which were received in the form of a grant as compensation for the Reporting Person’s service as a director of the Issuer and an option to purchase 79,858 shares of the Issuer’s common stock which are either fully exercisable or will be fully exercisable within 60 days of this Schedule 13D..
ITEM 4. PURPOSE OF THE TRANSACTION
The Reporting Person holds his shares of Common Stock and securities convertible into shares of Common Stock, including the additional securities described in Item 3 of this Schedule 13D, for general investment purposes.
The Reporting Person may, from time to time, acquire additional shares of Common Stock in open market or negotiated block transactions, consistent with his investment purposes or may acquire additional securities of the Issuer through private transactions, which securities may be convertible into additional shares of Common Stock. Additionally, the Reporting Person may from time to time sell his shares of Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with his investment purpose.
As of the date of this document, the Reporting Person does not have any plans or proposals that relate to or would result in any of the events specified in Item 4 of the General Instructions for Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a)	The Reporting Person is the beneficial owner of 361,541 shares representing 7,0% of the Issuer’s outstanding common stock. This includes options to purchase 79,858 shares which are either fully exercisable or will be exercisable within 60 days of the date of this Schedule 13D.

(b)	The Reporting Person has sole power to vote and dispose of all 361,541 shares including options to purchase 79,858 shares of the Issuer’s common stock.

(c)	Transactions of securities in the last 60 days.

(d)	Not applicable.

(e)	Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

LOCK-UP AGREEMENT. The Reporting Person has agreed, for a period of 180 days after the date of the Issuer’s prospectus, not to offer, sell, agree or contract to sell, hypothecate, pledge, grant any option to purchase, or otherwise dispose of or hedge, directly or indirectly, any shares of the Issuer’s common stock or securities that are convertible into, or exchangeable or exercisable for, any shares of the Issuer’s common stock or warrants or other rights to purchase shares of the Issuer’s common stock or similar securities, without, in each case, the prior written consent of D.A. Davidson & Co.
THE ISSUER’S 1999 STOCK OPTION PLAN. The Reporting Person is eligible to acquire Common Shares through the exercise of options granted under the Issuer’s 1999 Stock Option Plan. As of the date of this Schedule 13D, the Reporting Person holds options to acquire a total of 79,858 Common Shares, of which options to acquire 79,858 Common Shares are exercisable within 60 days of the date of this Schedule 13D.
Under the Issuer’s 1999 Stock Option Plan, the Issuer’s directors, officers and other employees are eligible to acquire Common Shares under options. The total number of authorized shares reserved under the plan is 1,005,563 Common Shares. The plan has a term of ten years but may be terminated earlier by the Issuer’s board of directors.
The compensation committee of the Issuer’s board of directors administers the plan. Subject to the provisions of the plan and, in the case of a committee, the specific duties delegated by the board of directors to such committee, and subject to the approval of any relevant authorities, the board of directors or the committee so appointed has the authority in its discretion to determine, among other things, the fair market value of the common shares, select optionees, determine the number of common shares to be covered by each award granted under the plan, and the terms and conditions of any options or stock purchase rights granted under the plan.
Except as provided above, to the best of the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to any securities of the Issuer, including but not limited to transfer of voting of any of the shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Not applicable.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

12-12-06

Date

/s/ Louis J. Weir

Signature

Louis J. Weir

Name/Title
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)